Exhibit 21
Subsidiaries of the Company
The following is a list of subsidiaries of the Company as of December 31, 2010 except that certain subsidiaries, the sole function of which is to hold the stock of operating subsidiaries, which in the aggregate do not constitute significant subsidiaries, have been omitted. Subject to the foregoing in each case, 100% of the voting securities (except for directors’ qualifying shares, if required) are owned by the subsidiary’s immediate parent as indicated by indentation.

State or Country
Name of Subsidiaries of the Company	of Organization

Tecumseh Compressor Company	Delaware
Evergy, Inc.	Delaware
Tecumseh do Brasil, Ltda.	Brazil
Tecumseh Products Company of Canada, Ltd.	Canada
Tecumseh Europe SA	France
Tecumseh Europe-Far East Sdn. Bhd.	Malaysia
TMT Motoco do Brasil Ltda.	Brazil
Tecumseh Products India Private Ltd.	India
TPC Refrigeration de Mexico, S. de R.L. de C.V.	Mexico
Tecumseh Products Company Hong Kong, Ltd.	China
Century Tecumseh Refrigeration Equipment	China